JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

Jardine Strategic

Jardine Strategic Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business [redacted]

3rd August 2004
For immediate release

Jardine Cycle & Carriage Limited
2004 Half Year Financial Statements and Dividend Announcement

The following press release was issued today by the Company's 58%-owned subsidiary, Jardine Cycle & Carriage Limited.

For further information, please contact:

Jardine Matheson Limited
Neil M McNamara (852) 2843 8227

Golin/Harris Forrest
Katherine Wang (852) 2501 7984

dlw 8/11

Jardine Cycle & Carriage

Jardine Cycle & Carriage Limited
239 Alexandra Road
Singapore 159930
Tel (65) 6473 3122 Fax (65) 6475 7088
corporate.affairs@jcclgroup.com

Press Release

www.jcclgroup.com

3 August 2004

JARDINE CYCLE & CARRIAGE LIMITED
2004 HALF YEAR FINANCIAL STATEMENTS AND DIVIDEND ANNOUNCEMENT

Highlights

- Strong profit growth in first half
- Underlying earnings per share up 12%
- United Tractors' debt restructuring and rights issue
- Singapore Motors' Mercedes-Benz retail exclusivity extended
- Agreement for sale of 78 Shenton Way at US$88 million

"The Group's good trading performance is expected to continue for the remainder of the year, although growth will be at a slower pace than in the first half. Astra's important contribution will, however, depend on the continued currency stability and the maintenance of the current favourable economic conditions."

Anthony Nightingale, *Chairman*
3 August 2004

Group Results

	Six months ended 30 June				
	2004 US$m	Restated 2003 US$m	*Change %*	**2004 S$m**	*Change %*
Revenue	**722**	772	*-6*	**1,228**	*-9*
Profit after tax	**154**	108	*43*	**262**	*39*
Underlying profit attributable to shareholders	**129**	94	*38*	**220**	*34*
Profit attributable to shareholders	**152**	103	*48*	**259**	*45*
	US¢	US¢		**S¢**	
Underlying earnings per share	**39.36**	35.18	*12*	**66.95**	*9*
Earnings per share	**46.32**	38.60	*20*	**78.79**	*17*
	At 30.6.04 US$m	At 31.12.03 US$m		**At 30.6.04 S$m**	
Shareholders' funds	**1,060.7**	992.9	*7*	**1,820.8**	*8*
	US$	US$		**S$**	
Net asset value per share	**3.23**	3.02	*7*	**5.54**	*8*

The exchange rate of US$1=S$1.7166 (31.12.2003: US$1=S$1.701) was used for translating assets and liabilities at the balance sheet date and US$1=S$1.7009 (30.6.2003: US$1=S$1.7486) was used for translating the results for the six months.

The results for the six months ended 30 June 2004 have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The unaudited financial results for the period ended 30 June 2003 have been restated to comply with IFRS. These results were not audited nor reviewed by the Auditors.

CHAIRMAN'S STATEMENT

Overview

Jardine Cycle & Carriage produced a good increase in underlying profit in the first half of 2004 with improved performances from nearly all operations. Astra's financial position benefited from strong operating cash flows and the conclusion of a successful rights issue by United Tractors. Progress has also been made in refocusing the Group's motor operations on Southeast Asia and in the disposal of investment properties.

Performance

The Group's underlying profit after tax and minorities for the period rose to US$129 million, a 38% increase over the prior year's first half. Underlying earnings per share increased 12% to US¢39.36, a lower rate of growth due to the increased share capital following the rights issue in September 2003.

Astra's contribution increased strongly, enhanced by our larger shareholding, despite the disposal of the Toyota manufacturing interest in 2003 and a weaker Rupiah. There were also improved contributions from the Group's motor trading and property interests.

After exceptional items, primarily gains from the sale of the New Zealand motor operations and Astra's telecoms interest partly offset by a property write-down, net profit grew by 48% to US$152 million.

The Group's shareholding in Astra was increased from 37% at the end of 2003 to its current 42% at a cost of US$122 million. Nevertheless, net debt was reduced from US$204 million to US$154 million over the six months, due mainly to higher operating profit and proceeds from the sale of the New Zealand operations and Menara Weld.

The Board has declared a dividend of US¢2.00 (2003: US¢1.72) per share less income tax for the six months ended 30th June 2004, which is available in cash with a scrip alternative.

Group Review

Astra

Astra's contribution to the Group's underlying profit increased by 33% to US$100 million. Astra recorded an exceptional gain mainly on the sale of its remaining stake in its telecom business, Pramindo, giving a contribution after exceptional items of US$112 million, up 27%. Having reached debt release, Astra declared a final dividend of Rp170 per share, to give a 25% payout ratio for 2003; the Group's share before withholding taxes being US$33 million.

In Indonesia, the smooth process of the parliamentary and presidential elections and a low interest rate environment has led to continued buoyant consumer demand. The motor vehicle market grew by 30% to 183,357 units for the first five months of the year, and Astra increased its market share from 42% to 47% due to the successful launches of the competitive Toyota Avanza and Daihatsu Xenia models. The Indonesian motorcycle market also grew strongly to 1,636,193 units, a 48% increase, although Astra's share declined further to 49% due to keen competition and capacity constraints. The strong motor vehicle and motorcycle sales also benefited Astra's consumer finance operations.

Astra's affiliate, United Tractors, raised some US$71 million through a rights issue in May, following which it repurchased US$66 million face value of debt at a slight discount.

Astra has increased its shareholding in United Tractors to 53% through open market purchases and an excess rights subscription.

Astra also increased its shareholding in Astra Agro Lestari to 80%. Higher palm oil prices and a 30% increase in CPO production for the first five months to 307,938 metric tonnes, gave rise to a strong performance by the agribusiness.

Motor

Underlying profit from the motor operations improved by 61% to US$20 million due to the elimination of the losses from Australia and a good performance by the Singapore motor operations. The New Zealand motor activities traded well prior to their sale, which was completed in June 2004 producing a gain of US$24 million.

The Singapore motor operations achieved increased earnings of US$11 million, up 19%. Mercedes-Benz passenger car sales declined by 12% to 1,640 units. Sales of Mitsubishi and Kia vehicles increased to 4,119 units, a 22% growth, but commercial vehicle sales declined by 18%. Agreement has been reached with DaimlerChrysler to extend the Group's retail exclusivity in Singapore to the end of 2010, after which the dealership agreement will continue indefinitely unless terminated by the parties. Under this agreement, a flagship Mercedes-Benz showroom will be built on a site in Alexandra Road.

The contribution from Cycle & Carriage Bintang ("CCB") was lower at US$1 million without the benefit in 2004 of any carryover of Mercedes-Benz wholesale stock. Market conditions in Malaysia remain difficult due to continuing uncertainty over tariffs. The Group has agreed to acquire a further 12.3% stake in CCB for US$11 million, subject to Malaysian FIC approval, which will increase its shareholding to 59%.

The sale by the Group of its 70% direct interest in Cycle & Carriage (Malaysia) Sdn Bhd to CCB was completed in March 2004.

In March the Group expanded its Indonesian motor interests with the acquisition of a 34% shareholding in PT Tunas Ridean for US$20 million. The acquisition made a positive contribution for the period.

Property

The underlying contribution from property was US$13 million, 26% higher than the same period last year. The Warren, Rio Vista and The Yardley were the major sources of profit for MCL Land.

Significant progress was made in the Group's strategy of selling investment properties to focus on development properties. The sale of Menara Weld was completed in May, and the sale of Wisma Cyclecarri is awaiting Malaysian FIC approval. MCL Land has also reached agreement for the sale of 78 Shenton Way for US$88 million although a write-down in value of US$19 million has been necessitated prior to disposal.

Outlook

The Group's good trading performance is expected to continue for the remainder of the year, although growth will be at a slower pace than in the first half. Astra's important contribution will, however, depend on continued currency stability and the maintenance of the current favourable economic conditions.

Anthony Nightingale
Chairman
3 August 2004

Jardine Cycle & Carriage Limited
Consolidated Profit and Loss Account

	Note	Three months ended 30.6.04 US$m	30.6.03 US$m	Change %	Six months ended 30.6.04 US$m	30.6.03 US$m	Change %
Continuing operations							
Revenue		**290.3**	366.5	- 21	**632.4**	683.6	- 7
Cost of sales		**(256.0)**	(328.7)	- 22	**(556.9)**	(614.6)	- 9
Group profit		**34.3**	37.8	- 9	**75.5**	69.0	9
Other operating income		**4.4**	2.1	110	**7.5**	3.8	97
Selling and distribution expenses		**(15.0)**	(22.2)	- 32	**(30.5)**	(40.1)	- 24
Administrative expenses		**(10.0)**	(9.1)	10	**(20.2)**	(17.4)	16
Other operating expenses		**0.3**	2.2	-86	**1.0**	3.9	-74
Operating profit		**14.0**	10.8	30	**33.3**	19.2	73
Net financing charges		**(0.5)**	(2.2)	- 77	**(0.7)**	(5.2)	- 87
Share of associates' and joint ventures' results		**70.4**	51.5	37	**117.5**	95.0	24
Profit before tax		**83.9**	60.1	40	**150.1**	109.0	38
Tax		**(3.5)**	(1.0)	250	**(7.7)**	(3.4)	126
Profit after tax from continuing operations		**80.4**	59.1	36	**142.4**	105.6	35
Discontinuing operations							
Profit/(loss) before tax		**8.1**	(0.3)	nm	**13.5**	4.2	221
Tax		**(0.5)**	(0.9)	- 44	**(1.7)**	(2.3)	- 26
Profit/(loss) after tax from discontinuing operations	9	**7.6**	(1.2)	nm	**11.8**	1.9	521
Profit after tax for the period		**88.0**	57.9	52	**154.2**	107.5	43
Profit attributable to:							
Shareholders		**90.7**	55.6	63	**152.2**	102.6	48
Minority interests		**(2.7)**	2.3	nm	**2.0**	4.9	- 59
Net profit		**88.0**	57.9	52	**154.2**	107.5	43
		US¢	US¢		**US¢**	US¢	
Earnings per share:	6						
- basic		**27.64**	20.94	32	**46.32**	38.60	20
- fully diluted		**27.60**	20.91	32	**46.25**	38.58	20

Jardine Cycle & Carriage Limited
Consolidated Balance Sheet

	Note	At 30.6.04 US$m	At 31.12.03 US$m
Non-current assets			
Property, plant and equipment		**61.9**	70.8
Investment properties		**44.9**	231.8
Leasehold land payments		**14.9**	15.4
Interests in associates and joint ventures		**765.5**	583.1
Deferred tax assets		**2.8**	1.9
Non-current investments		**23.2**	23.8
Other non-current assets		**0.8**	1.2
Negative goodwill		**-**	(14.1)
		914.0	913.9
Current assets			
Development properties for sale		**335.0**	339.6
Stocks		**94.2**	177.6
Debtors		**147.9**	171.9
Current tax assets		**3.2**	2.3
Short term investment		**-**	1.7
Bank and other liquid funds		**166.8**	119.2
		747.1	812.3
Non-current assets classified as held for sale	9	**123.5**	-
		870.6	812.3
Total assets		**1,784.6**	1,726.2
Non-current liabilities			
Borrowings due after one year	7	**78.9**	63.3
Deferred tax liabilities		**13.0**	8.3
Non-current provisions		**-**	5.9
Other non-current liabilities		**4.9**	4.2
		96.8	81.7
Current liabilities			
Creditors		**124.3**	126.1
Provisions		**19.0**	20.5
Current tax liabilities		**14.3**	15.5
Borrowings due within one year	7	**241.8**	259.8
		399.4	421.9
Liabilities associated with non-current assets classified as held for sale	9	**2.8**	-
		402.2	421.9
Total liabilities		**499.0**	503.6
Net assets		**1,285.6**	1,222.6
Financed by:			
Share capital and reserves			
Share capital		**180.7**	180.4
Share premium		**240.6**	239.9
Fair value and other reserves		**14.4**	13.5
Revenue reserve		**625.0**	559.1
Shareholders' funds		**1,060.7**	992.9
Minority interests		**224.9**	229.7
		1,285.6	1,222.6
Net asset value per share		**US$3.23**	US$3.02

Jardine Cycle & Carriage Limited
Consolidated Statement of Changes in Equity for the three months ended 30 June

	Attributable to shareholders					Minority interests	Total equity
	Share capital US$m	Share premium US$m	Fair value and other reserves US$m	Revenue reserve US$m	Total US$m	US$m	US$m
2004							
Balance at 1 April	180.5	240.2	14.9	623.9	1,059.5	235.8	1,295.3
Revaluation surplus	-	-	0.2	-	0.2	0.2	0.4
Fair value gain, net of tax - available for sale investments	-	-	(0.4)	-	(0.4)	(0.1)	(0.5)
Share of associate's dilution of interest in investments	-	-	-	(0.3)	(0.3)	-	(0.3)
Translation difference	-	-	-	(70.9)	(70.9)	(3.7)	(74.6)
Net loss not recognised in profit and loss account	-	-	(0.2)	(71.2)	(71.4)	(3.6)	(75.0)
Profit for the financial period	-	-	-	90.7	90.7	(2.7)	88.0
Total recognised gain/(loss) *for the financial period*	-	-	(0.2)	19.5	19.3	(6.3)	13.0
Dividends (net)	-	-	-	(18.7)	(18.7)	(4.6)	(23.3)
Issue of shares	0.2	0.4	-	-	0.6	-	0.6
Disposal of subsidiaries	-	-	(0.3)	0.3	-	-	-
Balance at 30 June	180.7	240.6	14.4	625.0	1,060.7	224.9	1,285.6
2003							
Balance at 1 April	130.6	142.2	14.4	385.4	672.6	188.1	860.7
Fair value gain, net of tax - available for sale investments	-	-	0.4	-	0.4	-	0.4
Share of associate's dilution of interest in investments	-	-	-	(0.1)	(0.1)	-	(0.1)
Translation difference	-	-	-	30.6	30.6	0.3	30.9
Net gain not recognised in profit and loss account	-	-	0.4	30.5	30.9	0.3	31.2
Profit for the financial period	-	-	-	55.6	55.6	2.3	57.9
Total recognised gain for the financial period	-	-	0.4	86.1	86.5	2.6	89.1
Dividends (net)	-	-	-	(12.9)	(12.9)	(3.5)	(16.4)
Issue of shares	0.3	0.8	-	-	1.1	-	1.1
Acquisition of additional shares in a subsidiary	-	-	-	-	-	(0.1)	(0.1)
Balance at 30 June	130.9	143.0	14.8	458.6	747.3	187.1	934.4

Jardine Cycle & Carriage Limited
Consolidated Statement of Changes in Equity for the six months ended 30 June

	Attributable to shareholders					Minority interests	Total equity
	Share capital US$m	Share premium US$m	Fair value and other reserves US$m	Revenue reserve US$m	Total US$m	US$m	US$m
2004							
Balance at 1 January							
- as previously reported	180.4	239.9	13.5	559.1	992.9	229.7	1,222.6
- effect of adopting IFRS 3	-	-	-	14.1	14.1	-	14.1
- share of associate's effect of adopting IFRS 3	-	-	-	0.3	0.3	-	0.3
- as restated	180.4	239.9	13.5	573.5	1,007.3	229.7	1,237.0
Revaluation surplus	-	-	1.6	-	1.6	0.2	1.8
Fair value gain, net of tax - available for sale investments	-	-	(0.8)	-	(0.8)	(0.1)	(0.9)
Share of associate's dilution of interest in investments	-	-	-	(5.3)	(5.3)	-	(5.3)
Translation difference	-	-	-	(77.0)	(77.0)	(1.5)	(78.5)
Net gain/(loss) not recognised in profit and loss account	-	-	0.8	(82.3)	(81.5)	(1.4)	(82.9)
Profit for the financial period	-	-	-	152.2	152.2	2.0	154.2
Total recognised gain for the financial period	-	-	0.8	69.9	70.7	0.6	71.3
Dividends (net)	-	-	-	(18.7)	(18.7)	(5.2)	(23.9)
Issue of shares	0.3	0.7	-	-	1.0	0.1	1.1
Fair value of share options not yet vested	-	-	0.4	-	0.4	-	0.4
Disposal of subsidiaries	-	-	(0.3)	0.3	-	(0.3)	(0.3)
Balance at 30 June	180.7	240.6	14.4	625.0	1,060.7	224.9	1,285.6
2003							
Balance at 1 January	130.6	142.2	12.3	333.5	618.6	190.2	808.8
Revaluation surplus	-	-	0.6	-	0.6	-	0.6
Fair value gain, net of tax - available for sale investments	-	-	1.9	-	1.9	-	1.9
Share of associate's dilution of interest in investments	-	-	-	(0.1)	(0.1)	-	(0.1)
Translation difference	-	-	-	35.5	35.5	(1.8)	33.7
Net gain/(loss) not recognised in profit and loss account	-	-	2.5	35.4	37.9	(1.8)	36.1
Profit for the financial period	-	-	-	102.6	102.6	4.9	107.5
Total recognised gain for the financial period	-	-	2.5	138.0	140.5	3.1	143.6
Dividends (net)	-	-	-	(12.9)	(12.9)	(6.1)	(19.0)
Issue of shares	0.3	0.8	-	-	1.1	-	1.1
Acquisition of additional shares in a subsidiary	-	-	-	-	-	(0.1)	(0.1)
Balance at 30 June	130.9	143.0	14.8	458.6	747.3	187.1	934.4

Jardine Cycle & Carriage Limited
Company Balance Sheet

	At 30.6.04 US$m	At 31.12.03 US$m
Non-current assets		
Property, plant and equipment	**0.9**	0.9
Interests in subsidiaries	**442.4**	477.5
Interests in associates	**22.7**	22.9
	466.0	501.3
Current assets		
Amount owing by subsidiaries	**724.9**	595.0
Amount owing by associates	**10.5**	10.6
Debtors	**2.3**	0.7
Short term investment	**-**	0.1
Bank and other liquid funds	**67.9**	36.1
	805.6	642.5
Total assets	**1,271.6**	1,143.8
Non-current liabilities		
Borrowings due after one year	**5.5**	5.6
Deferred tax liabilities	**0.3**	0.4
	5.8	6.0
Current liabilities		
Amount owing to subsidiaries	**59.5**	37.1
Creditors	**9.2**	3.8
Dividend payable	**18.5**	-
Current tax liabilities	**1.1**	1.2
Borrowings due within one year	**203.3**	137.3
	291.6	179.4
Total liabilities	**297.4**	185.4
Net assets	**974.2**	958.4
Financed by:		
Share capital and reserves		
Share capital	**180.7**	180.4
Share premium	**240.6**	239.9
Share option reserve	**0.4**	-
Revenue reserve	**552.5**	538.1
Shareholders' funds	**974.2**	958.4
Net asset value per share	**US$2.96**	US$2.92

Jardine Cycle & Carriage Limited

Company Statement of Changes in Equity for the three months ended 30 June

	Share capital US$m	Share premium US$m	Share option reserve US$m	Revenue reserve US$m	Total US$m
2004					
Balance at 1 April	180.5	240.2	0.4	551.7	972.8
Translation difference	-	-	-	(21.4)	(21.4)
Profit attributable to shareholders	-	-	-	40.9	40.9
Total recognised gain for the financial period	-	-	-	19.5	19.5
Dividends (net)	-	-	-	(18.7)	(18.7)
Issue of shares	0.2	0.4	-	-	0.6
Balance at 30 June	180.7	240.6	0.4	552.5	974.2
2003					
Balance at 1 April	130.6	142.2	-	353.7	626.5
Translation difference	-	-	-	2.6	2.6
Profit attributable to shareholders	-	-	-	70.2	70.2
Total recognised gain for the financial period	-	-	-	72.8	72.8
Dividends (net)	-	-	-	(12.9)	(12.9)
Issue of shares	0.3	0.8	-	-	1.1
Balance at 30 June	130.9	143.0	-	413.6	687.5

Jardine Cycle & Carriage Limited

Company Statement of Changes in Equity for the six months ended 30 June

	Share capital US$m	Share premium US$m	Share option reserve US$m	Revenue reserve US$m	Total US$m
2004					
Balance at 1 January	180.4	239.9	-	538.1	958.4
Translation difference	-	-	-	(9.0)	(9.0)
Profit attributable to shareholders	-	-	-	42.1	42.1
Total recognised gain for the financial period	-	-	-	33.1	33.1
Dividends (net)	-	-	-	(18.7)	(18.7)
Issue of shares	0.3	0.7	-	-	1.0
Fair value of share options not yet vested	-	-	0.4	-	0.4
Balance at 30 June	180.7	240.6	0.4	552.5	974.2
2003					
Balance at 1 January	130.6	142.2	-	364.3	637.1
Translation difference	-	-	-	(8.3)	(8.3)
Profit attributable to shareholders	-	-	-	70.5	70.5
Total recognised gain for the financial period	-	-	-	62.2	62.2
Dividends (net)	-	-	-	(12.9)	(12.9)
Issue of shares	0.3	0.8	-	-	1.1
Balance at 30 June	130.9	143.0	-	413.6	687.5

Jardine Cycle & Carriage Limited
Consolidated Statement of Cash Flows

		Three months ended		Six months ended	
		30.6.04	30.6.03	**30.6.04**	30.6.03
	Note	**US$m**	US$m	**US$m**	US$m
Cash flows from operating activities	8	**44.6**	(1.2)	**97.5**	39.3
Cash generated from operations					
Interest paid		**(2.2)**	(7.6)	**(3.4)**	(9.8)
Interest received		**0.6**	0.2	**2.0**	1.4
Other finance costs paid		**-**	(0.1)	**(0.1)**	(0.6)
Income tax paid		**(6.9)**	(2.5)	**(7.8)**	(3.7)
		(8.5)	(10.0)	**(9.3)**	(12.7)
Net cash flows from operating activities		**36.1**	(11.2)	**88.2**	26.6
Cash flows from investing activities					
Sale of property, plant and equipment		**2.8**	0.1	**3.6**	0.6
Sale of shares in associates		**-**	-	**5.6**	-
Sale of other investment		**-**	2.9	**1.7**	2.9
Proceeds from sale of subsidiaries, net of cash disposed		**45.1**	-	**45.1**	-
Proceeds from sale of investment properties		**41.0**	-	**43.1**	1.9
Purchase of property, plant and equipment		**(2.4)**	(2.7)	**(6.9)**	(4.4)
Purchase of shares in a subsidiary		**-**	-	**-**	(0.1)
Purchase of shares in associates		**(89.6)**	-	**(142.8)**	(96.5)
Distribution of excess cash to minority shareholders		**-**	-	**(0.2)**	-
Dividends received from associates		**0.3**	7.9	**0.3**	7.9
Net cash flows used in investing activities		**(2.8)**	8.2	**(50.5)**	(87.7)
Cash flows from financing activities					
Proceeds from issue of shares		**0.6**	1.1	**1.0**	1.1
External loans		**66.8**	(40.5)	**16.8**	7.3
Investment by minority shareholders		**-**	-	**0.1**	-
Dividends paid to minority shareholders		**(4.6)**	(4.2)	**(5.2)**	(6.1)
Net cash flows used in financing activities		**62.8**	(43.6)	**12.7**	2.3
Net change in cash and cash equivalents		**96.1**	(46.6)	**50.4**	(58.8)
Cash and cash equivalents at the beginning of the period		**69.9**	69.8	**116.1**	81.9
Effect of exchange rate changes		**0.8**	-	**0.3**	0.1
Cash and cash equivalents at the end of the period		**166.8**	23.2	**166.8**	23.2

1 Basis of preparation

The financial statements of the Group and the Company had previously been prepared in accordance with the Singapore Statements of Accounting Standard ("SAS"). Pursuant to the Singapore Companies (Amendment) Act 2002, with effect from financial year commencing on or after 1 January 2003, Singapore-incorporated companies are required to prepare and present their statutory accounts in accordance with the Singapore Financial Reporting Standards ("FRS"). During the previous financial year, the Accounting and Corporate Regulatory Authority (previously Registrar of Companies and Businesses) approved the Company's application for an exemption from compliance with the FRS on the condition that disclosures are made to reconcile the differences between the accounting treatment for investment properties under FRS 25 Accounting for Investments and IAS 17 Leases and IAS 40 Investment Property. These disclosures are set out in Note 3.

These financial statements are prepared in accordance with the International Financial Reporting Standards ("IFRS"), including International Accounting Standards ("IAS") issued by the International Accounting Standards Board and related interpretations issued by the International Financial Reporting Interpretation Committee.

The accounting policies used are consistent with those set out in the 2003 audited accounts. There are no changes in those accounting policies except that the Group and the Company have adopted the following IFRSes and revised IASes in 2004 in advance of their effective dates:

IFRS 2	Share-based Payment
IFRS 3	Business Combinations
IFRS 4	Insurance contracts
IFRS 5	Non-current Assets Held for Sale and Discontinued Operations
IAS 36 (revised 2004)	Impairment of Assets
IAS 38 (revised 2004)	Intangible Assets
IAS 39 (revised 2004)	Financial Instruments: Recognition and Measurement

The effect of adopting IFRS 2 Share-based Payment is to reduce profit attributable to shareholders in the first half year by US$0.4 million while the effect of adopting IFRS 3 Business Combinations is to increase shareholders' funds as at 1 January 2004 by US$14.4 million and to increase profit attributable to shareholders in the first half year by US$0.9 million. The adoption of the other IFRSes and IASes have no impact on shareholders' funds and profit attributable to shareholders.

The financial statements of the Group and the Company had until 31 December 2002 been prepared in accordance with SAS. SAS differs in certain respects from IFRS. When preparing the Group's and the Company's 2003 financial statements, management has amended certain accounting, valuation and consolidation methods applied in the SAS financial statements to comply with IFRS. The comparative figures in respect of 2003 were restated to reflect these adjustments.

Reconciliations and descriptions of the effect of the transition from SAS to IFRS on the Group's and the Company's balance sheet and profit and loss are set out in Note 2.

The financial statements of the Group and the Company were previously presented in Singapore dollars, but with effect from the financial statements for the year ended 31 December 2003, have been presented in United States dollars. The comparative figures in respect of 2003 were restated to reflect the change in presentation currency. The exchange rate of US$1=S$1.7166 (31.12.2003: US$1=S$1.701) was used for translating assets and liabilities at the balance sheet date and US$1=S$1.7009 (30.6.2003: US$1=S$1.7486) was used for translating the results for the six months.

2 Effect of transition from SAS to IFRS

(a) Reconciliation of Consolidated Balance Sheet at 1 January 2003 and 30 June 2003

	Reference	SAS S$m	SAS US$m	Effect of transition To IFRS US$m	IFRS US$m
At 1 January 2003					
Property, plant and equipment	(i)	119.8	69.0	3.1	72.1
Leasehold land payments	(ii)	-	-	9.8	9.8
Interests in associates and joint ventures	(iii)	501.5	289.0	18.6	307.6
Debtors	(iv)	379.6	218.8	0.1	218.9
Creditors	(iv)	(219.0)	(126.2)	(2.1)	(128.3)
Deferred tax assets/(liabilities)	(v)	2.0	1.1	(3.7)	(2.6)
Other non-current liabilities	(iv)	(6.0)	(3.5)	(4.1)	(7.6)
Net assets		1,365.6	787.1	21.7	808.8
Fair value and other reserves	(viii)	29.8	15.9	(3.6)	12.3
Revenue reserve	(ix)	500.8	307.7	25.8	333.5
Shareholders' funds		1,034.8	596.4	22.2	618.6
Minority interests		330.8	190.7	(0.5)	190.2
At 30 June 2003					
Property, plant and equipment	(i)	84.8	48.3	0.5	48.8
Leasehold land payments	(ii)	-	-	9.5	9.5
Interests in associates and joint ventures	(iii)	860.1	489.5	31.9	521.4
Debtors	(iv)	319.6	181.9	0.2	182.1
Creditors	(iv)	(190.5)	(108.4)	(1.1)	(109.5)
Deferred tax assets/(liabilities)	(v)	(2.0)	(1.1)	(3.6)	(4.7)
Other non-current liabilities	(iv)	(6.7)	(3.8)	(3.8)	(7.6)
Net assets		1,577.2	897.6	36.8	934.4
Fair value and other reserves	(viii)	81.8	45.7	(30.9)	14.8
Revenue reserve	(ix)	659.7	390.5	68.1	458.6
Shareholders' funds		1,247.7	710.1	37.2	747.3
Minority interests		329.5	187.5	(0.4)	187.1

(b) Reconciliation of Consolidated Profit and Loss for the six months ended 30 June 2003

	Reference	SAS S$m	SAS US$m	Effect of Transition To IFRS US$m	IFRS US$m
Depreciation and amortisation	(i)	(7.0)	(4.0)	(0.5)	(4.5)
Fair value changes in derivative financial instruments	(iv)	-	-	1.4	1.4
Share of results of associates and joint ventures (net of tax)	(iii)	151.0	86.4	8.6	95.0
Profit before tax		181.9	104.0	9.2	113.2
Tax		(10.3)	(5.9)	0.2	(5.7)
Profit attributable to:					
Shareholders		163.1	93.2	9.4	102.6
Minority interests		8.5	4.9	-	4.9

(c) Reconciliation of Company Balance Sheet at 1 January 2003 and 30 June 2003

	Reference	SAS S$m	SAS US$m	Effect of transition to IFRS US$m	IFRS US$m
At 1 January 2003					
Creditors	(iv)	(62.6)	(36.1)	(2.2)	(38.3)
Other non-current liabilities	(iv)	-	-	(3.9)	(3.9)
Net assets		1,116.0	643.2	(6.1)	637.1
Revenue reserve	(ix)	611.8	352.6	11.7	364.3
Shareholders' funds		1,116.0	643.2	(6.1)	637.1
At 30 June 2003					
Creditors	(iv)	(101.0)	(57.5)	(0.9)	(58.4)
Other non-current liabilities	(iv)	(1.4)	(0.8)	(3.8)	(4.6)
Net assets		1,216.3	692.2	(4.7)	687.5
Revenue reserve	(ix)	710.1	404.1	9.5	413.6
Shareholders' funds		1,216.3	692.2	(4.7)	687.5

(d) Reconciliation of Company Profit and Loss for the six months ended 30 June 2003

	Reference	SAS S$m	SAS US$m	Effect of transition to IFRS US$m	IFRS US$m
Fair value changes in derivative financial instruments	(iv)	-	-	1.3	1.3
Translation reserve realised	(vii)	-	-	0.6	0.6
Profit before tax		127.4	72.9	1.9	74.8
Profit after tax		119.9	68.6	1.9	70.5

(e) Notes to the reconciliation of Consolidated and Company balance sheets at 1 January 2003 and 30 June 2003 and Consolidated and Company profit and loss for the six months to 30 June 2003

Reference

(i)&(ii) Under the present policy, owner-occupied freehold land and buildings and the building component of leasehold properties are stated at valuation and depreciation is adjusted to reflect the changes in valuation. Under the previous policy, such assets were stated at cost and depreciated.

Leasehold land which are up-front payments to acquire long-term interests in owner-occupied properties are now classified under leasehold land payments and are stated at cost and amortised. Under the previous policy, payments for leasehold land were also stated at cost and amortised, but classified under property, plant and equipment.

(iii) Interests in associates and joint ventures were adjusted to reflect the fair value changes in biological assets, derivative financial instruments and the building component of owner-occupied leasehold properties which are now stated at fair value.

Under the previous policy, biological assets were carried at cost less amortisation, fair value changes of derivative financial instruments which do not qualify as cash flow hedges were not recognised, but disclosed in the financial statements. In addition, owner-occupied buildings were stated at cost less depreciation.

(e) Notes to the reconciliation of Consolidated and Company balance sheets at 1 January 2003 and 30 June 2003 and Consolidated and Company profit and loss for six months to 30 June 2003 (cont'd)

(iv) Debtors, creditors, other non-current assets and liabilities were adjusted to include fair value changes in current and non-current derivative financial instruments.

Under the present policy, outstanding foreign exchange forward contracts and interest rate swaps are carried at fair values. Fair value changes of derivative financial instruments that do not qualify as fair value hedges are recorded in the consolidated profit and loss account, changes in the fair value of derivative financial instruments that qualify as cash flow hedges are recorded in the hedging reserve. Trade creditors hedged by forward exchange contracts are translated at the balance sheet date rates and exchange adjustments are taken to the profit and loss accounts.

Under the previous policy, fair value changes of derivative financial instruments were not recognised, but disclosed in the financial statements and trade creditors hedged by forward exchange contracts were translated at the balance sheet date at the hedged rates.

(v) Deferred tax assets/(liabilities) were adjusted to reflect the effect of the changes in the accounting policies.

(vi) Under the present policy, investment properties are carried at fair value and the surplus or deficit is recognised in the consolidated profit and loss account. Under the previous policy, investment properties are carried at revalued amounts and the surplus or deficit is taken to the asset revaluation reserve. Where the deficit exceeds the surplus, the excess is taken to the consolidated profit and loss account.

(vii) The adjustment is due to the realisation of translation reserve. Under the previous policy, translation differences on monetary items, that in substance, form part of the Company's investment in a foreign entity, are taken directly to translation reserve. Under the present policy, such translation differences are taken to the profit and loss account.

(viii) The decrease in the fair value and other reserves arose mainly because the Group changed its policy to value its owner-occupied freehold land and buildings and the building component of leasehold properties. It also opted to use the "fair value as deemed cost" exemption, under which any revaluations carried out prior to 1 January 2002 are deemed as cost and any balance in the asset revaluation reserve is transferred to revenue reserve.

(ix) The change in revenue reserve is due mainly to the transfer of the balance in the asset revaluation reserve to the revenue reserve for investment properties as described in note (vi), the transfer of the asset revaluation reserve of other freehold land and buildings and the building component of leasehold properties to revenue reserve as described in note (viii) and fair value changes of derivative financial instruments.

3 Reconciliation between IAS 17 and IAS 40 and FRS 25

The following reconciliation of the differences between IAS 17 Leases ("IAS 17") and IAS 40 Investment Properties ("IAS 40") and Singapore's FRS 25 Accounting for Investments ("FRS 25") is disclosed as required by the Accounting and Corporate Regulatory Authority in approving the Company's application for the adoption of International Financial Reporting Standards.

The differences between IAS 17 and IAS 40 and FRS 25 arise from the accounting treatment of valuation changes in investment properties. Under IAS 40, investment properties are carried at fair value and changes in fair values are recognised directly in the consolidated profit and loss account. This contrasts with FRS 25 where the investment properties are carried at revalued amounts. The net surplus or deficit on revaluation is first taken to revaluation reserve unless the revaluation surplus is insufficient to cover the deficit, in which case, the amount by which the deficit exceeds the available surplus is charged to the consolidated profit and loss account. The surplus on revaluation not utilised at the date of the sale of investment properties is taken to the consolidated profit and loss account.

3 Reconciliation between IAS 17 and IAS 40 and FRS 25 (cont'd)

	Investment properties US$m	Net assets US$m	Profit before tax US$m	Profit attributable to shareholders US$m	Earnings per share US¢
IFRS Group balances as at 30 June 2004	44.9	1,285.6	163.6	152.2	46.32
Effect of transfer of fair value changes to asset revaluation reserve:					
- profit before tax	-	-	1.7	1.7	
- tax	-	-	-	-	
- minorities	-	-	-	(0.6)	
FRS 25 Group adjusted balances as at 30 June 2004	44.9	1,285.6	165.3	153.3	46.67

4 Profit before tax

	Group					
	Three months ended			Six months ended		
	30.6.04 US$m	30.6.03 US$m	*Change %*	**30.6.04 US$m**	30.6.03 US$m	*Change %*
Profit before tax is determined after including:						
Interest expense	**(1.2)**	(4.3)	*- 72*	**(2.5)**	(8.3)	*- 70*
Interest income	**0.6**	0.6	-	**1.4**	1.2	*17*
Depreciation and amortisation	**(3.1)**	(2.0)	*55*	**(5.6)**	(4.5)	*24*
Write-down in fixed assets	**-**	-	-	**(0.3)**	-	*100*
Provision for stock obsolescence	**(0.7)**	(2.4)	*- 71*	**(0.9)**	(2.9)	*- 69*
Provision for doubtful debts	**(0.1)**	(0.3)	*- 67*	**(0.9)**	(0.4)	*125*
Provision for warranty and goodwill	**(1.7)**	(3.1)	*- 45*	**(3.9)**	(5.0)	*-22*
Net exchange gain	**0.8**	1.9	*- 58*	**0.4**	3.9	*- 90*
Profit/(loss) on:						
- sale of property, plant and equipment	**0.9**	-	*100*	**1.1**	(0.2)	*nm*
- sale of investment properties	**(0.7)**	-	*100*	**(0.9)**	-	*100*
- sale of subsidiaries	**23.5**	-	*100*	**24.2**	-	*100*
- sale of an associate	**-**	-	-	**0.9**	-	*100*
Write-down in value of investment properties	**(19.4)**	(4.6)	*322*	**(19.4)**	(4.6)	*322*
Fair value changes of derivative financial instruments	**(0.4)**	1.4	*nm*	**(0.1)**	1.4	*nm*
Share-based payment	**-**	-	-	**(0.4)**	-	*100*
Share of associates'						
- exchange gain/(loss) on foreign currency debts	**0.5**	8.8	*- 94*	**(2.0)**	10.4	*nm*
- deferred tax	**-**	-	-	**-**	2.5	*- 100*
- gain/(loss) on sale of investments	**9.7**	(0.1)	*nm*	**12.3**	(2.5)	*nm*
- gain on debt buyback	**-**	1.1	*- 100*	**-**	6.6	*- 100*
- fair value adjustment of biological assets	**-**	0.1	*- 100*	**-**	8.7	*- 100*
Goodwill on acquisition of an associate	**-**	-	-	**(0.7)**	-	*100*

nm: not meaningful

5 Tax

The provision for income tax is based on the statutory tax rates of the respective countries in which the companies operate after taking into account non-deductible expenses and group tax relief. The lower effective tax rate in the second quarter 2003 was due mainly to a tax refund.

6 Earnings per share

	Group			
	Three months ended		Six months ended	
	30.6.04	30.6.03	**30.6.04**	30.6.03
	US$m	US$m	**US$m**	US$m
Basic earnings per share				
Profit attributable to shareholders	**90.7**	55.6	**152.2**	102.6
Weighted average number of ordinary shares in issue (millions)	**328.6**	266.0	**328.5**	265.8
Basic earnings per share	**US¢27.64**	US¢20.94	**US¢46.32**	US¢38.60
Diluted earnings per share				
Profit attributable to shareholders	**90.7**	55.6	**152.2**	102.6
Weighted average number of ordinary shares in issue (millions)	**328.6**	266.0	**328.5**	265.8
Adjustment for assumed conversion of share options (millions)	**0.6**	0.4	**0.4**	0.1
Weighted average number of ordinary shares for diluted earnings per share (millions)	**329.2**	266.4	**328.9**	265.9
Diluted earnings per share	**US¢27.60**	US¢20.91	**US¢46.25**	US¢38.58
Underlying earnings per share				
Underlying profit attributable to shareholders	**70.6**	58.2	**129.4**	93.5
Basic underlying earnings per share	**US¢21.51**	US¢21.91	**US¢39.36**	US¢35.18
Diluted underlying earnings per share	**US¢21.47**	US¢21.88	**US¢39.30**	US¢35.16

6 Earnings per share (cont'd)

A reconciliation of the profit attributable to shareholders and underlying profit is as follows:

Three months ended 30 June	2004 US$m	2003 US$m	Change %
Profit attributable to shareholders	**90.7**	55.6	*63*
Less: Exceptional items			
Share of associates':			
- gain/(loss) on sale of investments	**9.7**	(0.1)	*nm*
- gain on debt buyback	**-**	1.1	*- 100*
- fair value adjustment of biological assets	**-**	0.1	*- 100*
Profit on sale of New Zealand subsidiaries	**23.5**	-	*100*
Write-down in value of investment properties	**(12.7)**	(3.7)	*243*
Loss on sale of investment properties	**(0.4)**	-	*100*
	20.1	(2.6)	*nm*
Underlying profit	**70.6**	58.2	*21*

Six months ended 30 June	2004 US$m	2003 US$m	Change %
Profit attributable to shareholders	**152.2**	102.6	*48*
Less: Exceptional items			
Share of associates':			
- gain/(loss) on sale of investments	**12.3**	(2.5)	*nm*
- gain on debt buyback	**-**	6.6	*- 100*
- fair value adjustment of biological assets	**-**	8.7	*- 100*
Goodwill on acquisition of an associate	**(0.7)**	-	*100*
Profit on sale of an associate	**0.9**	-	*100*
Profit on sale of New Zealand subsidiaries	**23.5**	-	*100*
Write-down in value of investment properties	**(12.7)**	(3.7)	*243*
Loss on sale of investment properties	**(0.5)**	-	*100*
	22.8	9.1	*151*
Underlying profit	**129.4**	93.5	*38*

7 Borrowings

	Group	
	At 30.6.04 US$m	At 31.12.03 US$m
Borrowings due within one year:		
- secured	**4.1**	16.1
- unsecured	**237.7**	243.7
	241.8	259.8
Borrowings due after one year:		
- secured	**73.4**	57.7
- unsecured	**5.5**	5.6
	78.9	63.3
Total borrowings	**320.7**	323.1

Certain subsidiaries of the Company pledged their assets in order to obtain loans from financial institutions. The net book value of properties and other assets pledged/mortgaged to financial institutions amounted to US$234.4 million (31.12.03: US$240.2 million).

8 Cash flows from operating activities

	Group			
	Three months ended		Six months ended	
	30.6.04	30.6.03	**30.6.04**	30.6.03
	US$m	US$m	**US$m**	US$m
Profit before tax	**92.0**	59.8	**163.6**	113.2
Adjustments for:				
Net financing charges	**0.7**	2.7	**1.2**	6.2
Share of associates' and joint ventures' results	**(70.4)**	(51.5)	**(117.5)**	(95.0)
Depreciation and amortisation	**3.1**	2.0	**5.6**	4.5
Foreign exchange translation difference	**(4.6)**	11.2	**(3.7)**	19.7
(Profit)/loss on sale of property, plant and equipment	**(0.9)**	-	**(1.1)**	0.2
Loss on sale of investment properties	**0.7**	-	**0.9**	-
Profit on sale of subsidiaries	**(23.5)**	-	**(24.2)**	-
Profit on sale of an associate	**-**	-	**(0.9)**	-
Write-down in value of investment properties	**19.4**	4.6	**19.4**	4.6
Share-based payment	**-**	-	**0.4**	-
Write-down in fixed assets	**-**	-	**0.3**	-
	(75.5)	(31.0)	**(119.6)**	(59.8)
Operating profit before working capital changes	**16.5**	28.8	**44.0**	53.4
Changes in development properties for sale (excluding interest capitalised during the period)	**2.4**	(54.4)	**3.0**	(64.1)
Changes in working capital:				
Stocks	**7.9**	18.3	**50.2**	37.7
Debtors	**15.0**	11.3	**5.9**	36.3
Creditors	**1.9**	(5.9)	**(6.2)**	(24.4)
Retention money payable	**0.9**	0.7	**0.6**	0.4
Cash flows from operations	**44.6**	(1.2)	**97.5**	39.3

9 Discontinuing operations and non-current assets held for sale

The Group's subsidiaries namely, 78.7% owned subsidiary, CCL (Cyclecarri) Properties Sdn Bhd and 65.6% owned subsidiary, MCL Land (78 SW) Pte Ltd have entered into agreements to sell Wisma Cyclecarri in Malaysia for RM140 million (US$36.8 million) and 78 Shenton Way in Singapore for S$151 million (approximately US$88 million), respectively.

The sale of these properties forms part of the Group's strategy of selling investment properties and focusing on development properties. The sale of the Malaysian property is conditional on, amongst others, the approval of the Foreign Investment Committee in Malaysia.

9 Discontinuing operations and non-current assets held for sale (cont'd)

	Group			
	Three months ended		**Six months ended**	
Six months ended 30 June	**30.6.04**	30.6.03	**30.6.04**	30.6.03
	US$m	US$m	**US$m**	US$m
Operating profit of discontinuing operations:				
Revenue	**40.5**	44.6	**89.8**	88.7
Operating expenses	**(36.6)**	(39.8)	**(80.2)**	(78.9)
Operating profit	**3.9**	4.8	**9.6**	9.8
Net financing charge	**(0.2)**	(0.5)	**(0.5)**	(1.0)
Profit before tax	**3.7**	4.3	**9.1**	8.8
Tax	**(0.5)**	(0.9)	**(1.7)**	(2.3)
Profit after tax	**3.2**	3.4	**7.4**	6.5
Profit on disposal of discontinued operations:				
Sale of New Zealand operations	**23.5**	-	**23.5**	-
Sale of an investment property	**0.3**	-	**0.3**	-
Write-down of investment properties held for sale to fair value less costs to sell	**(19.4)**	(4.6)	**(19.4)**	(4.6)
Total profit after tax from discontinuing operations	**7.6**	(1.2)	**11.8**	1.9
Cashflow of discontinuing operations:				
Operating cash flows	**0.2**	1.8	**3.7**	3.8
Investment cash flows	**39.0**	(0.2)	**38.8**	(0.9)
Financing cash flows	**(27.0)**	(2.2)	**(28.7)**	(1.7)
Total cash inflows/(outflows)	**12.2**	(0.6)	**13.8**	1.2

The major assets and liabilities of the segment were as follows:

	Group As at 30.6.04 US$m
Property, plant and equipment	**1.0**
Investment properties	**122.5**
Total assets	**123.5**
Creditors	**2.8**
Total liabilities	**2.8**
Net assets	**120.7**

10 Issue of shares

The number of shares that may be issued on conversion of all outstanding options granted pursuant to the CCL Executives' Share Option Schemes amounted to 1,536,400 as at 30 June 2004 (30.6.03: 2,747,900).

Between 1 April 2004 and 30 June 2004, 320,000 ordinary shares were issued for cash to executives who exercised the options granted under the CCL Executives' Share Option Schemes to subscribe for shares of S$1.00 each in the capital of the Company at the exercise prices of S$2.33, S$2.907, S$2.927 and S$5.699 per share.

On 5 July 2004, 3,277,293 ordinary shares were issued to shareholders who had elected to participate in the Jardine Cycle & Carriage Limited Scrip Dividend Scheme in respect of the final dividend of US$0.07 per ordinary share less 20% Singapore income tax for the financial year ended 31 December 2003.

Except for those mentioned above, there were no other rights, bonus or equity issues during the period between 1 April 2004 and 30 June 2004.

11 Interested person transactions

Name of interested person	Aggregate value of all interested person transactions (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000)
	US$m	US$m
Three months ended 30 June 2004		
J. I. Motor Holdings B.V. - purchase of 12.3% interest in Cycle & Carriage Bintang	10.9	-
Jardine Matheson Limited - management consultancy services	-	0.4
Jardine Matheson (Singapore) Ltd - purchase of a motor vehicle	-	0.2
Jardine OneSolution (2001) Pte Ltd - engagement of IT services	-	0.2
Cycle & Carriage Bintang Bhd - rental of property	-	0.1
	10.9	0.9
Six months ended 30 June 2004		
Jardine International Motors (Mauritius) Limited - purchase of 33.7% interest in Tunas Ridean	19.8	-
J. I. Motor Holdings B.V. - purchase of 12.3% interest in Cycle & Carriage Bintang	10.9	-
Jardine Matheson Limited - management consultancy services	-	0.6
Jardine Matheson (Singapore) Ltd - purchase of a motor vehicle	-	0.2
Jardine OneSolution (2001) Pte Ltd - engagement of IT services	-	0.2
Cycle & Carriage Bintang Bhd - rental of property	-	0.1
	30.7	1.1

12 Others

The results do not include any pre-acquisition profits and have not been affected by any item, transaction or event of a material or unusual nature other than the exceptional items set out in note 6 of this report.

No other significant transaction or event has occurred between 1 July 2004 and up to the date of this report, except that the Group's 65.6% owned subsidiary, MCL Land (78 SW) Pte Ltd has entered into an agreement to sell its investment property, 78 Shenton Way for S$151 million (approximately US$88 million). The sale of this property forms part of the Group's strategy of selling investment properties and focusing on development properties.

13 Closure of books

NOTICE IS HEREBY GIVEN that the Transfer Books and the Register of Members will be closed from 21 August 2004 to 23 August 2004 (both dates inclusive) for the purpose of determining shareholders' entitlement to the interim dividend.

Duly completed transfers received by Jardine Cycle & Carriage Limited's Share Registrar, M&C Services Private Limited at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 up to 5.00 p.m. on 20 August 2004 ("Books Closure Date") will be registered before entitlements to the interim dividend are determined. Shareholders whose securities accounts with The Central Depository (Pte) Limited ("CDP") are credited with shares as at the Books Closure Date will be entitled to the interim dividend. The interim dividend will be paid on or about 8 October 2004. As in the previous years, shareholders will continue to have the option to receive the dividend in scrip. Shareholders who do not elect for the scrip alternative will have the option to receive the dividend in Singapore dollars. In the absence of any election, the dividend will be paid in US dollars. Details on these electives will be furnished to shareholders in due course.

- end -

For further information, please contact:
Jardine Cycle & Carriage Limited
Ho Yeng Tat Tel: 65 64708108

The full text of the Financial Statements and Dividend Announcement for the six months ended 30 June 2004 can be accessed through the internet at 'www.jcclgroup.com'.